SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

ECOPETROL REPORTS FINAL LOAN TERMS

Ecopetrol S.A. has reported that it has entered into a loan facility with a group of local banks in the amount of COL$ 2.2 billion under the following terms:

•	Term of Facility: 7 years, including a 2-year grace period

•	Rate: DTF (fixed term deposit) + 4% (anticipated quarterly rate)

•	Amortization: Bi-annual

•
Guarantee: (coverage: 1.2 times) Stock pledge of Oleoducto Central S.A.(Ocensa), Refinería de Cartagena S.A.(Reficar), and Polipropileno del Caribe S.A. (Propilco), companies in which Ecopetrol has either direct or indirect equity interests.

•	Use of Proceeds: Company’s investment program.

•	Participating banks:

BANK NAME	SHARE
BANCOLOMBIA	33.8%
DAVIVIENDA	20.3%
BANCO DE BOGOTA	10.4%
BANCO AGRARIO	8.9%
BBVA	8.1%
BANCO DE OCCIDENTE	4.5%
BANCO POPULAR	5.3%
BANCO SANTANDER	2.7%
BANCO COMERCIAL AV VILLAS	2.3%
BANCO DE CREDITO	2.9%
COLMENA	0.9%
TOTAL	100.0%

Bogota, June 3rd, 2009

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Ecopetrol is Colombia's largest company and it is integrated in the petroleum chain, positioned among the top 40 oil companies in the world and the four major oil companies in Latin America. Besides Colombia, where over 60% of domestic production is concentrated, it is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its share in biofuels.

This notice contains statements regarding perspectives of the business, operations and financial results estimates, and information concerning the growth perspectives of Ecopetrol.  All of the foregoing are projections and, as such, exclusively based on the expectations of management as to the future of the company and its continuous access to capital for financing its commercial plan.  The materialization of said estimates in the future will depend on market conditions, regulations, competition, and performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, please contact:

Investor Relations Office
Alejandro Giraldo
Telephone: +571-234-5190
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Telephone: +571-234-5377
Fax: +571-234-4480
E-mail: mtellez@ecopetrol.com.co

Web Site: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  June 3, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer